SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 5, 2007

Commission File Number 1-14846

                    AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
                    South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes __   No X

 Enclosure: Press release – **ANGLOGOLD ASHANTI ANNOUNCES THAT GEITA GOLD MINE**
                        EXPERIENCES PARTIAL SLOPE FAILURE IN NYANKANGA PIT

AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA01.07

5 February 2007

Geita Gold Mine experiences partial slope failure in Nyankanga pit

AngloGold Ashanti wishes to inform the market that a partial slope failure occurred in an intermediate footwall of the Nyankanga pit at Geita Gold Mine on Saturday, 3 February 2007. The pit had been monitored by slope stability radar and was safely evacuated in advance of the failure. No injury to employees or contractors occurred and there was no damage to equipment. The part of the slope that failed had been planned to be removed in future cutbacks, with the south-west side of the pit being redesigned, so as to address several fault planes that have been intersected during current mining activity in cutback 4.

The effects of the partial slope failure on future gold production are still being investigated and the company will provide detailed guidance to the market during its fourth quarter earnings presentation on 13 February 2007. In the interim, it should be noted that mining at Geita is currently primarily taking place in three other pits – the Geita Hill, Lone Cone and Matandani pits. This mining activity and associated gold production from these three pits is unaffected by this event. It is therefore the company's expectation that Geita will continue to produce gold at similar rates seen through much of 2006. The partial slope failure does, however, delay access to high grade orebodies in the Nyankanga pit, which had just started to be uncovered through mining activity on cutback 4. It is the mining of these high grades that will enable a potential doubling of production at Geita in 2007, as compared to 2006, and it is this scheduling that is currently being re-planned.

In addition to ongoing mining at Geita Hill, Lone Cone and Matandani, immediate activity at Nyankanga pit includes regaining access to cutback 4 by cleaning up a haulage truck switchback and repositioning the related safety berm. This remedial activity should take approximately one week. This will then enable access to the north-east side of the pit, where mining on cutback 4 can continue, whilst work begins on the redesign of mining activity on the south-west side of the pit**.**

ENDS

Queries

South Africa	Tel:	Mobile:	E-mail:
Charles Carter	+27 (0) 11 637 6385	+27 (0) 82 330 5373	cecarter@AngloGoldAshanti.com
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	AngloGold Ashanti Limited
Date: February 5, 2007	
	By: /s/ L Eatwell
	Name: Lynda Eatwell
	Title: Company Secretary